NEWS RELEASE

Birch Mountain Closes Private Placement

CALGARY, November 13, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that it has closed a non-brokered private placement of 3,175,564 units ("Units") at a price of $0.30 per Unit, with a hold period expiring March 14, 2004. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.50 per share for a period of 12 months from closing. Insiders of Birch Mountain purchased 180,000 Units, for an aggregate acquisition cost of $54,000. A cash commission of $7,680 was paid to a finder.

The net proceeds of approximately $952,670 will be applied to on-going operations and to advance the limestone aggregate and quicklime business opportunity in the oil sands area of northeast Alberta.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or

Don Dabbs, Vice President & CFO

Birch Mountain Resources Ltd.

Tel 403.262.1838 Fax 403.263.9888

www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.